(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-09043

CUSIP NUMBER 05550A1000

For Period Ended: 09/30/2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

B.H.I.T. Inc.
Full Name of Registrant

Former Name if Applicable

2255 Glades Road Suite 342-W Boca Raton, FL 33431
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

B.H.I.T. Inc. (the "Company") was unable to timely file its Form 10-Q for the quarter ended September 30, 2009 due to the Company's recent acquisition of The Wood Energy Group, Inc. on September 4, 2009 and associated procedures required in connection with such acquisition. The Company expects to file its 10-Q for September 30, 2009 within the five day extension period provided by Rule 12b-25.

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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Lawrence Rutstein	561-443-5300
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No
The Company filed a Current Report on Form 8-K dated September 4, 2009 (the "8-K") reporting the Company's acquisition of The Wood Energy Group, Inc. ("Wood Energy"). The 8-K included the balance sheets of Wood Energy as of December 31, 2008 and 2007 and the related statements of income, stockholders' equity, and cash flows for the years then ended (the "Financial Statements") audited by R3 Accounting LLC ("R3"). R3 is not registered with the Public Company Accounting Oversight Board (the "PCAOB") and R3's report on the Financial Statements did not refer to PCAOB standards. Therefore, the Financial Statements may be considered deficient, and the 8-K may not be considered filed timely. The Company is in the process of obtaining a new audit of the Financial Statements by a PCAOB registered auditor and intends to amend the 8-K to file the new Financial Statements by November 23, 2009. It is possible that the previously filed Financial Statements may change as a result of the new audit.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

B.H.I.T. Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/16/2009	By	/s/ C. Lawrence Rutstein
C. Lawrence Rutstein Vice President of Administration

Part IV(3) Explanation

The Company's financial results for the quarter ended September 30, 2009 will include the operating results of Wood Energy from September 1, 2009, the effective date of the Company's acquisition of Wood Energy. The Company cannot currently quantify the impact that the acquisition of Wood Energy will have on its financial results for the quarter because the operating results of Wood Energy for the period have not yet been finalized. In addition to the Wood Energy acquisition, the Company's financial results will be impacted by a charge of approximately $450,000 relating to the previously reported arbitration award in favor of L.A. Colo, LLC and Iron Rail Group, LLC.